Exhibit 99.1

Intelligent Group Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, September 26, 2025 — Intelligent Group Limited (NASDAQ: INTJ) announced that, on September 23, 2025, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from August 11, 2025 to September 22, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing or trading of the Company’s Class A ordinary shares on Nasdaq. Nasdaq has provided the Company with an 180 calendar days compliance period, or until March 23, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider that principally engages in the provision of financial PR services. The company provides a substantial number of holistic and comprehensive financial PR services to its clients through Intelligent Joy Limited, its key operating entity in Hong Kong. It advises its clients on their communications and reputation management efforts. Its financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders' meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

For more information, please visit Intelligent Group’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:
Karen Deng

Phone: (852) 57496688
Email: Karen.deng@intelligentjoy.com